VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

05010967

RECEIVED SEP 0 2 2005 SEC MAIL PROCESSING SECTION 209 WASH, D.C.

RECEIVED SEP 0 1 2005 SEC MAIL PROCESSING SECTION 209 WASH, D.C.

September 1, 2005

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
SEP 0 8 2005
THOMSON
FINANCIAL

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

9/7

Enclosures

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. Extension of Warrant Terms – August 30, 2005

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

August 30, 2005

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

EXTENSION OF WARRANT TERMS

ValGold Resources Ltd. ("ValGold") announces that, subject to regulatory approval, it will extend the expiry date of warrants previously issued on October 8, 2003, pursuant to a non-brokered private placement, by two years to now expire October 8, 2007. The warrants are exercisable for up to 1,847,000 common shares of ValGold. There will be no change to the warrant exercise price of $0.40 per share.

For further information on the Company's projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com